Exhibit 99.1

Alexco Reports Voting Results from Annual General Meeting

VANCOUVER, June 6, 2019 /CNW/ - Alexco Resource Corp. ("Alexco") (NYSE American: AXU, TSX: AXR) announces the results of matters voted upon at its Annual General Meeting (the "Meeting") of shareholders held earlier today.

A total of 63,867,058 votes were cast, representing 58.8% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	28,367,799	98.8%	330,325	1.2%
Elaine Sanders	28,390,637	98.9%	307,487	1.1%
Karen McMaster	28,382,732	98.9%	315,392	1.1%
Michael D. Winn	28,368,163	98.8%	329,961	1.2%
Richard N. Zimmer	28,367,542	98.8%	330,582	1.2%
Rick Van Nieuwenhuyse	28,367,667	98.8%	330,457	1.2%
Terry Krepiakevich	28,141,987	98.1%	556,137	1.9%

Shareholders also voted 78.6% in favour of the New Option Plan, 81.7% in favour of the New RSU Plan, 81.4% in favour of the New DSU Plan, and 99.0% in favour to set the number of directors at seven. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 98.7% voting support.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2019/06/c3731.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com

CO: Alexco Resource Corp.

CNW 19:00e 06-JUN-19